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                               June 14, 2024

       Jason Long
       Chief Executive Officer
       LandBridge Company LLC
       5555 San Felipe Street, Suite 1200
       Houston, TX 77056

                                                        Re: LandBridge Company
LLC
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2024
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-279893

       Dear Jason Long:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed on May 31, 2024

       Summary
       Financial Performance, page 14

   1. Please revise to balance your revised disclosure here by disclosing that as of March 31,
                                                        2024, you had a deficit
in working capital, defined as current assets less current liabilities, of $7.4 million, cash
and cash equivalents of $8.9 million, and $140 million in outstanding borrowings. Please also
revise the third risk factor on page 32 to disclose your weighted average interest rate
as of March 31, 2024.
       Summary Historical and Pro Forma Financial Data, page 40

   2. We note your response to our comment 6 and your use of Acquisition Adjusted Free Cash
                                                        Flow as a non-GAAP
measure. Please tell us how you determined adjusting for cash flows
 Jason Long
LandBridge Company LLC
June 14, 2024
Page 2
         from operating and investing activities of an acquiree prior to acquisition does not substitute individually tailored recognition and measurement methods for GAAP given the significant direct and indirect impacts associated with the acquisition. For example, given that the Company expects a material increase in its interest expense as noted in the pro forma disclosures beginning on page F-8 due to the additional term loan amounts, it appears that any cash portion of such increase would materially impact future cash provided by operating activities and as such would not be reflected in the Acquisition
         Adjusted Free Cash Flow measure. Refer to Question 100.04 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.
3. We still continue to note references to pro forma operating cash flow margin in your filing. Such measure is not considered a non-GAAP measure and appears to be a measure derived from pro forma operating cash flows which is not a measure that is consistent with the type of pro forma financial information that should be provided pursuant to Article 11-
         02(c) of Regulation S-X. Please remove references to pro forma operating cash flow margin throughout your filing.
Risk Factors
Our Operating Agreement will designate the Court of Chancery of the State of Delaware. . ., page 81

4. We note that the form of Amended and Restated Limited Liability Company Agreement
         that is filed as Exhibit 3.3 states that the sole and exclusive forum for claims arising under the Securities Act will be the United States District Court for the District of Delaware.
         Please revise your disclosure here, and elsewhere as appropriate, to be consistent with this provision.
Use of Proceeds, page 89

5. We refer to your revised disclosure on page 225 disclosing that affiliates of certain of your underwriters, including Wells Fargo, Goldman, and Texas Capital Bank, are lenders under your credit facility. You state that you will be using the proceeds to repay your credit facility borrowings. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.
Business
Customers; Material Contracts and Marketing, page 153

6. We refer to your revised disclosure stating that as of December 31, 2023, after taking into account your East Stateline Acquisition, your three significant customers represented 45%
FirstName LastNameJason Long
       of your total revenues. Please expand your discussion of the agreements with
Comapany   NameLandBridge
       ConocoPhillips,         Company LLC
                        EOG Resources,    and WaterBridge to provide investors
with additional
       context regarding
June 14, 2024 Page 2      the material terms of these agreements.
FirstName LastName
 Jason Long
FirstName
LandBridgeLastNameJason
            Company LLC Long
Comapany
June       NameLandBridge Company LLC
     14, 2024
June 14,
Page 3 2024 Page 3
FirstName LastName
Oil, Natural Gas and NGLs Production Prices and Costs
Production and Price History, page 171

7. The units of measure shown for average realized prices and average costs in the table on page 171, presented as $/MBbl, $/MMcf and $/MBoe, are incorrect. Please revise the table to use $/Bbl, $/Mcf, and $/Boe where appropriate.
Acreage, page 172

8. We reviewed the table of developed and undeveloped acreage on page 172 and note the following:
             The column labeled    Net Mineral Acres    appears to represent
the gross acres in
              which the Company owns an interest, or    Gross Mineral Acres
based on the
              Glossary definition on page A-2. If this column presents the Company's gross mineral
              acres, please revise the column title and definition to    Gross
Mineral Acres.    If this
              column does not present the Company's gross mineral acres, please explain.

                The column labeled    Weighted Average Royalty Interest
contains an interest of 14%
              that is not consistent with disclosures elsewhere in your filing (pages 12, 141, and
              152) which state the Company   s weighted average royalty
interest is 23.9%. Please
              review and revise as necessary to remove any inconsistencies.

                The calculation provided in footnote (1) for "Net Royalty Acres (1/8th Basis)"
              appears to artificially inflate the Company's "Gross Mineral Acres" using a 12.5%
              royalty interest instead of calculating a Net Royalty Interest based on a standardized
              1/8th royalty. For example, the Company owns a "Weighted Average Royalty
              Interest" of 23.9% in 1,775 Gross Mineral Acres; therefore, the
Company   s Net
              Royalty Acres would equal (1,775 gross acres x .239) = 424 net acres. On a
              standardized 1/8th or 12.5% royalty basis, the Company   s Net
Royalty Acres would
              equal (1,775 gross acres x .125) = 222 net acres. In a standardized basis comparison, the actual gross mineral acres in which a Company owns an interest does not change. The acreage table on page 172 presents calculated total
                 Net Royalty Acres (1/8th Basis)    of (4,180 gross mineral
acres x .239)/.125) = 7,987
              net acres which is larger than the Company   s actual gross
mineral acres of
              4,180 acres. For disclosure clarity, please remove the presentation of acreage on a standardized 1/8th basis from the developed and undeveloped acreage table.

                In conjunction, please remove the presentation of acreage on a standardized 1/8th basis from the acreage table on page 152 and instead present the
Company   s actual
              gross mineral acres by location (county and position).

                Also, acreage disclosures elsewhere in your filing (pages 3, 12, 127, 132, 141, and
              152) state    the Company has approximately 8,000 total net
mineral acres    which
              correlate with the incorrectly calculated    Net Royalty Acres
(1/8th Basis).    Please
 Jason Long
LandBridge Company LLC
June 14, 2024
Page 4
           revise these acreage disclosures to instead present the Company   s
total actual "Gross
           Mineral Acres."
9. We reviewed the table of Leased and Unleased acreage on page 172 and note the table
       includes the category of    Undeveloped    which should be revised to
Unleased.    Also, for
       clarity, please revise the column labeled    Net Mineral Acres    to
Gross Mineral Acres
       and the table total to    Total Gross Mineral Acres.
Exhibits

10. We note that the revised exhibit index no longer refers to the purchase agreement with
       D.K. Boyd Oil. To the extent applicable, please revise your disclosures as appropriate to discuss any material post-closing provisions of the agreement, and revise your disclosure as appropriate to identify the third party seller.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameJason Long
                                                            Division of
Corporation Finance
Comapany NameLandBridge Company LLC
                                                            Office of Real
Estate & Construction
June 14, 2024 Page 4
cc:       David Oelman, Esq.
FirstName LastName